[DORSEY & WHITNEY, LLP LETTERHEAD]




                                   DARREN ROSS
                                 (212) 415-9341
                            ROSS.DARREN@DORSEYLAW.COM



                                                              February 8, 2000

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                   RE: NOVOSTE CORPORATION
                       -------------------


Ladies and Gentlemen:

         On behalf of Thomas D. Weldon, we are transmitting herewith electronically on the Electronic Data Gathering, Analysis, and Retrieval System of the Securities and Exchange Commission one copy of Mr. Weldon's Schedule 13G.

                                           Very truly yours,

                                           /s/ Darren Ross

                                           Darren Ross

DR/jw

Enclosures

cc:      w/encl.:
                  Mr. Thomas D. Weldon
                  Novoste Corporation

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                      ------------------------------------


                                  SCHEDULE 13G
                                 (RULE 13D-102)


           INFORMATION STATEMENT PURSUANT TO RULE 13D-1(B)(C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)


                       -----------------------------------


                               NOVOSTE CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   670100 10 0
                                   -----------
                                 (CUSIP Number)

                 Check the appropriate box to designate the Rule
                   pursuant to which this Schedule is filed:

                                --- Rule 13d-1(b)
                                --- Rule 13d-1(c)
                                 X  Rule 13d-1(d)
                                ---
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                                  SCHEDULE 13G

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     THOMAS D. WELDON
     ###-##-####
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


________________________________________________________________________________
               5.   SOLE VOTING POWER

                    585,381 shares, including 5,000 shares held by reporting
  Number of         person as custodian for his nephew.
               _________________________________________________________________
   Shares      6.   SHARED VOTING POWER

  Owned by          112,571 shares held by a not-for-profit corporation in which reporting person has shared voting power.
    Each       _________________________________________________________________
               7.   SOLE DISPOSITIVE POWER
  Reporting
                    585,381 shares, including 5,000 shares held by reporting
   Person           person as custodian for his nephew.
               _________________________________________________________________
    With       8.   SHARED DISPOSITIVE POWER

                    112,571 shares held by a not-for-profit corporation in which reporting person has shared voting power.
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     580,381

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.1%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

ITEM (A).   NAME OF ISSUER.

            Novoste Corporation

ITEM (B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            3890 Steve Reynolds Boulevard, Norcross, Georgia 30093

ITEM 2(A).  NAME OF PERSON FILING.

            The reporting person is Thomas D. Weldon.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

            The address of the residence of Thomas D. Weldon is:

            4257 Tall Hickory Trail
            Gainesville, Georgia 30506

ITEM 2(C).  CITIZENSHIP.

            Thomas D. Weldon is a citizen of the United States of America.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

            Common Stock, par value $.01 per share

ITEM 2(E).  CUSIP NUMBER.

            670100 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable. This statement is filed pursuant to Rule 13d-1 (c)

ITEM 4.     OWNERSHIP

            (a) Amount beneficially owned by reporting person as of December 31, 1999 (see Note):

                  580,381 (1)

            (b)   Percent of Class: 4.1%

            (c)   Number of shares as to which such person has (see Note):

                  (i)   Sole power to direct the vote:

                        585,381 (2)

                  (ii)  Shared power to vote or to direct the vote:

                        112,571 (3)

                  (iii) Sole power to dispose or direct the disposition of:

                        585,381 (2)

(iv)              (iv)  Shared power to dispose or direct the disposition of:

                        112,571 (3)

Notes:

      (1) Does not include (i) 5,000 shares held by reporting person as custodian for his nephew, (ii) 10,000 shares held in trust for the benefit of his children, and (iii) 102,571 shares held by a not-for-profit corporation in which reporting person has shared voting and dispositive power; Mr. Weldon disclaims beneficial ownership of all of such shares.

      (2) Includes 5,000 shares held by reporting person as custodian for his nephew; does not include 10,000 shares held in trust for the benefit of his children; Mr. Weldon disclaims beneficial ownership of all such shares.

      (3) Includes 112,571 shares held by a not-for-profit corporation in which reporting person has shared voting and dispositive power; reporting person disclaims beneficial ownership of all shares held by such corporation.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 28, 2000


                                                   /s/ Thomas D. Weldon
                                                   Thomas D. Weldon


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